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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Main Street and Main Incorporated
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   560345 30 8
                        --------------------------------
                                 (CUSIP Number)


             John F. Antioco, c/o Main Street and Main Incorporated
     5050 N. 40th Street, Suite 200, Phoenix, Arizona 85018, (602) 852-9000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 19, 1996
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D
-----------------------                                       ------------------
CUSIP NO.  560345 30 8                                         Page 2 of 4 Pages
           -----------                                        ------------------
-----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               John F. Antioco
               ###-##-####

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
================================================================================
                           7         SOLE VOTING POWER

                                       925,000
        NUMBER OF        -------------------------------------------------------
         SHARES            8         SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       0
          EACH           -------------------------------------------------------
        REPORTING          9         SOLE DISPOSITIVE POWER
         PERSON
          WITH                         925,000
                         -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            925,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                       ------------------
CUSIP NO.  560345 30 8                                         Page 3 of 4 Pages
          ------------
-----------------------                                       ------------------

Item 1.           Security and Issuer

         This  Amendment  No. 1 to  Schedule  13D  amends  and  supplements  the
Schedule 13D relating to the event date of August 5, 1996, as filed by John F. Antioco relating to shares of common stock (the "Common Stock") of Main Street and Main Incorporated, a Delaware corporation, with principal executive offices located at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018.

Item 3.           Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended to add the following:

         From November 15, 1996 through November 19, 1996, the reporting person used personal funds totalling $93,625 to acquire an aggregate of 53,500 shares of Common Stock.

Item 4.           Purpose of Transaction

         Item 4(a) for the Schedule 13D is hereby amended to add the following:

         (a) The sole purpose of all of the acquisitions by the reporting person from November 15, 1996 through November 19, 1996, as described herein, was and is for investment.

Item 5.           Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

         (a) The aggregate number of shares of Common Stock beneficially owned by the reporting person as of November 19, 1996 is 925,000 shares, which represents approximately 10.7% of the total Common Stock outstanding. This number includes an aggregate of 217,500 shares of Common Stock issuable upon exercise of currently exercisable options, but does not include 600,000 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this Amendment No. 1 to Schedule 13D.

         (b) The reporting person has sole voting and dispositive power over the 925,000 shares of Common Stock beneficially owned. This number includes currently exercisable options to acquire an aggregate of 217,500 shares of Common Stock but does not include options to acquire an additional 600,000 shares of Common Stock that are not exercisable within 60 days of this Amendment No. 1 to Schedule 13-D.

         (c) The reporting person effected the following transactions within 60 days of November 19, 1996:

               Date         Type of Transaction Number of Shares Price Per Share
               ----         ------------------- ---------------- ---------------

         November 15, 1996       Purchase            28,000           $1.75
         November 18, 1996       Purchase            11,000           $1.75
         November 19, 1996       Purchase            14,500           $1.75

-----------------------                                       ------------------
CUSIP NO.  560345 30 8                                         Page 4 of 4 Pages
          ------------
-----------------------                                       ------------------

         All of the transactions described above were effected through open market purchases.

         (d)      Not applicable.

         (e)      Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 27, 1996                             /s/ John F. Antioco
                                                 -------------------------------
                                                         John F. Antioco
POO138BF